Exhibit 99.1

Crescent Point Announces Q2 2020 Results and Appointment of Director

CALGARY, AB, July 30, 2020 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) and (NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended June 30, 2020. The Company's Board of Directors (the "Board") is also pleased to announce the appointment of a new director.

KEY HIGHLIGHTS

  Capital expenditures trending to lower end of guidance due to expected well cost savings of over 10 percent in 2020.
  Enhanced financial flexibility with continued net debt reduction now totaling over $450 million year-to-date.
  Released second annual sustainability report and established an emissions intensity reduction target of 30 percent by 2025.
  Appointed Myron Stadnyk to the Board who brings significant business and industry experience.

"Our priorities during the current commodity price cycle remain on maintaining a strong financial position and enhancing our sustainability," said Craig Bryksa, President and CEO of Crescent Point. "Our continued net debt reduction during second quarter, despite significantly weak commodity prices, highlights our deep netback asset base, risk management, discipline and a relentless focus on costs. We expect to generate excess cash flow during the second half of 2020, based on our guidance at current strip prices, further strengthening our financial position."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $109.0 million during second quarter 2020, or $0.21 per share diluted.
  For the quarter ended June 30, 2020, Crescent Point's development capital expenditures totaled $72.0 million. This spending reflects normal seasonality related to spring break-up and management's proactive decision to curtail spending given the commodity price environment. Capital expenditures incurred during second quarter were made primarily to complete projects initiated in the prior quarter. The majority of Crescent Point's remaining 2020 program, which is primarily weighted to fourth quarter, remains flexible and discretionary.
  Net debt as at June 30, 2020 equated to approximately $2.3 billion and reflects over $450 million of net debt reduction in the first half of 2020. Cash and unutilized credit capacity was over $2.4 billion as at June 30, 2020. The Company has no material near-term senior note debt maturities and its credit facilities do not mature until October 2023.
  As part of its risk management program to protect against commodity price volatility, the Company has currently hedged, on average, over 65 percent of its oil and liquids production, net of royalty interest, through the remainder of 2020. Crescent Point recently optimized and restructured some its portfolio of second half 2020 hedges to provide additional downside protection. The Company also has hedges extending into the following year. Crescent Point will remain disciplined in its approach to layering on additional hedges, in the context of commodity prices, to further protect its funds flow.
  Subsequent to the quarter, the Company declared a quarterly cash dividend of $0.0025 per share payable on October 1, 2020.

OPERATIONAL HIGHLIGHTS

  The Company's average production in second quarter 2020 was 120,842 boe/d, which includes the impact from production shut-ins announced during the quarter and lower overall activity. This production was comprised of over 90 percent oil and liquids.
  During the quarter, the Company voluntarily shut-in approximately 25,000 boe/d of higher-cost production, as previously announced. These shut-in volumes, which are primarily located outside the Company's key focus areas, also include curtailed production to allow for a more efficient and cost effective process when restoring production. Crescent Point continues to seek additional stability in commodity prices and overall market conditions before finalizing its reactivation plans to restore certain shut-in volumes.
  As a result of its ongoing successful cost initiatives, Crescent Point now expects its average per well capital costs to improve by over 10 percent by year-end 2020, compared to its original 2020 budget. This improvement includes internal efficiencies through reduced drilling days, improved frac optimization and increased pad drilling efficiencies.
  The Company continues to enhance its cost structure throughout the organization, including through the continued adoption of digital technologies. As previously announced, these initiatives have supported an approximately seven percent sustainable improvement in its operating expenses in 2020, or over 15 percent since the beginning of 2019.
  During second quarter, Crescent Point released its annual sustainability report highlighting its emissions intensity reduction target of 30 percent by 2025. This target is expected to be achieved primarily through an over 50 percent reduction in methane emissions. The report also highlights the Company's continued commitment to delivering improved safety, a positive social impact on its stakeholders and strong governance, including Board diversity and environmental, social & governance ("ESG") oversight.

OUTLOOK

The proactive measures the Company has taken year-to-date continue to demonstrate the disciplined and flexible approach management is taking to preserve a strong financial position and enhance long-term sustainability. As a result, Crescent Point is now in a position to meet or exceed its current annual average production guidance of 110,000 to 114,000 boe/d with development capital expenditures toward the lower end of its guidance range of $650 to $700 million in 2020.

As a result of the Company's ongoing improvements to its cost structure, Crescent Point expects to generate additional excess cash flow during the balance of the year, based on guidance at current strip prices, while also building further downside protection through its hedging activities. The Company's allocation of excess cash flow will continue to prioritize further net debt reduction.

Crescent Point retains flexibility in its overall program and will adjust its capital expenditures if necessary. The Company is also actively monitoring commodity prices and market conditions, in order to determine when to restore previously announced shut-in volumes, and will communicate such plans, including any upward revision to its annual production guidance, when warranted.

The Company has initiated its formal budgeting process for 2021 with a continued focus on returns, balance sheet strength and sustainability. Crescent Point expects to significantly decrease its capital requirements to sustain production due to the Company's successful cost initiatives in 2020, the expected moderation in its production decline rate and through lower overall activity. As a result, Crescent Point expects to improve its ability to generate excess cash flow in a low price environment.

Crescent Point remains in a strong financial position with significant liquidity of over $2.4 billion and no material near-term debt maturities. Management continues to prioritize additional balance sheet strength with its excess cash flow generation, given the volatility in commodity prices.

BOARD OF DIRECTORS

Crescent Point is pleased to appoint and welcome Myron Stadnyk to the Board, effective July 30, 2020. The Board has gone through significant changes over the past few years as part of its commitment to full Board renewal, enhanced diversity and strong governance. With Mr. Stadnyk's addition, the Board is now comprised of 10 members, including nine independent directors.

"We are pleased to have Myron join Crescent Point's board," said Barbara Munroe, Chair of the Board. "Myron brings over 35 years of business and industry experience, strong leadership skills and deep governance expertise that will provide a valuable contribution to all stakeholders. On behalf of the board, we look forward to working with him."

Mr. Stadnyk is the former President & CEO of ARC Resources Ltd. ("ARC"), who also served as its COO prior to that role and worked with a major oil and gas company in both domestic and international operations prior to joining ARC. During his tenure at ARC over the past 20 years, he contributed to building a safe, profitable and sustainable business. Mr. Stadnyk is currently on the boards of PraireSky Royalty Ltd. and Shock Trauma Air Rescue Society ("STARS") and was previously a Governor of the Canadian Association of Petroleum Producers ("CAPP"). Mr. Stadnyk holds a Bachelor of Science in Mechanical Engineering from the University of Saskatchewan, is a graduate of the Harvard Business School Advanced Management Program and is a member of Association of Professional Engineers and Geoscientists of Alberta ("APEGA").

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Thursday, July 30, 2020 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's home page.

Participants can listen to this event online. Alternatively, the conference call can be accessed by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's website. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on the Company's website.

2020 GUIDANCE

The Company's guidance for 2020 is as follows:

Total annual average production (boe/d)	110,000 - 114,000
% Oil and NGLs	90%
Development capital expenditures ($ millions) (1)	$650 to $700
Drilling and development (%) Facilities and seismic (%)	91% 9%
(1) Development capital expenditures excludes approximately $80 million of capitalized G&A, land acquisitions, capital leases and reclamation activities.

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended June 30, 2020, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on Crescent Point's website at www.crescentpointenergy.com.

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
(Cdn$ millions except per share and per boe amounts)	2020	2019	2020	2019
Financial
Cash flow from operating activities	66.6	527.4	395.9	944.2
Adjusted funds flow from operations (1)	109.0	503.8	418.5	1,017.8
Per share (1) (2)	0.21	0.92	0.79	1.85
Net income (loss)	(145.1)	198.6	(2,469.2)	200.5
Per share (2)	(0.27)	0.36	(4.67)	0.37
Adjusted net earnings from operations (1)	(27.9)	146.0	20.8	304.3
Per share (1) (2)	(0.05)	0.27	0.04	0.55
Dividends declared	1.4	5.5	6.7	11.1
Per share (2)	0.0025	0.0100	0.0125	0.0200
Net debt (1)	2,308.6	3,553.5	2,308.6	3,553.5
Net debt to adjusted funds flow from operations (1) (3)	1.9	1.9	1.9	1.9
Weighted average shares outstanding
Basic	529.3	547.6	528.8	548.9
Diluted	531.2	548.2	529.7	549.0
Operating
Average daily production
Crude oil (bbls/d)	94,900	134,951	103,414	137,418
NGLs (bbls/d)	14,210	20,841	15,852	20,471
Natural gas (mcf/d)	70,391	100,101	70,921	97,902
Total (boe/d)	120,842	172,476	131,086	174,206
Average selling prices (4)
Crude oil ($/bbl)	26.74	72.07	38.90	68.32
NGLs ($/bbl)	8.11	21.39	13.17	23.43
Natural gas ($/mcf)	2.74	2.14	2.88	2.91
Total ($/boe)	23.55	60.22	33.84	58.28
Netback ($/boe)
Oil and gas sales	23.55	60.22	33.84	58.28
Royalties	(2.77)	(8.97)	(4.34)	(8.25)
Operating expenses	(11.89)	(12.61)	(12.12)	(12.69)
Transportation expenses	(2.24)	(2.05)	(2.24)	(2.08)
Operating netback (1)	6.65	36.59	15.14	35.26
Realized gain (loss) on derivatives	8.15	(0.64)	6.12	0.05
Other (5)	(4.89)	(3.85)	(3.72)	(3.03)
Adjusted funds flow from operations netback (1)	9.91	32.10	17.54	32.28
Capital Expenditures
Capital dispositions, net (6)	(1.5)	(58.3)	(507.0)	(61.1)
Development capital expenditures
Drilling and development	64.0	146.5	357.6	506.1
Facilities and seismic	8.0	19.7	34.5	40.3
Total	72.0	166.2	392.1	546.4
Land expenditures	0.8	4.1	1.6	8.1
(1) Adjusted funds flow from operations, adjusted funds flow from operations per share, adjusted net earnings from operations, adjusted net earnings from operations per share, net debt, net debt to adjusted funds flow from operations, operating netback and adjusted funds flow from operations netback as presented do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities.
(2) The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3) Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4) The average selling prices reported are before realized derivatives and transportation.
(5) Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6) Capital dispositions, net represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Non-GAAP Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow", "adjusted funds flow from operations", "funds flow", "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "net debt", "net debt to adjusted funds flow from operations", "netback", "operating netback" and "adjusted funds flow from operations netback".  These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.

Adjusted funds flow and funds flow are equivalent to adjusted funds flow from operations. Adjusted funds flow from operations is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures. Adjusted funds flow from operations per share - diluted is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding.  Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of Company's assets and operating areas. Management utilizes adjusted funds flow from operations as a key measure to assess the ability of the Company to finance dividends, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations:

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019
Cash flow from operating activities	66.6	527.4	395.9	944.2
Changes in non-cash working capital	41.1	(28.3)	8.0	62.7
Transaction costs	0.6	0.2	5.3	1.1
Decommissioning expenditures	0.7	4.5	9.3	9.8
Adjusted funds flow from operations	109.0	503.8	418.5	1,017.8

Adjusted net earnings from operations is calculated based on net income before amortization of exploration and evaluation ("E&E") undeveloped land, impairment or impairment recoveries, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, unrealized gains or losses on long-term investments, gains or losses on the sale of long-term investments and gains or losses on capital acquisitions and dispositions. Adjusted net earnings from operations per share - diluted is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Management utilizes adjusted net earnings from operations to present a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended June 30		Six months ended June 30
($ millions)	2020	2019	2020	2019
Net income (loss)	(145.1)	198.6	(2,469.2)	200.5
Amortization of E&E undeveloped land	19.6	35.9	41.3	74.2
Impairment	—	—	3,557.8	8.5
Unrealized derivative (gains) losses	229.2	(26.4)	(189.3)	244.0
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	(74.1)	(99.0)	61.8	(195.7)
Unrealized loss on long-term investments	(1.2)	0.9	4.3	1.4
Net (gain) loss on capital dispositions	(0.8)	11.4	(308.3)	6.1
Deferred tax relating to adjustments	(55.5)	24.6	(677.6)	(34.7)
Adjusted net earnings (loss) from operations	(27.9)	146.0	20.8	304.3

Net debt is calculated as long-term debt plus accounts payable and accrued liabilities and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits, long-term investments, excluding the unrealized foreign exchange on translation of US dollar long-term debt. Management utilizes net debt as a key measure to assess the liquidity of the Company.

The following table reconciles long-term debt to net debt:

($ millions)	June 30, 2020	June 30, 2019
Long-term debt (1)	2,597.6	3,706.7
Accounts payable and accrued liabilities	270.3	474.8
Long-term compensation liability (2)	5.9	6.2
Cash	(27.6)	(9.7)
Accounts receivable	(183.7)	(331.4)
Prepaids and deposits	(23.7)	(7.9)
Long-term investments	(2.5)	(7.3)
Excludes:
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(327.7)	(277.9)
Net debt	2,308.6	3,553.5
(1)	Includes current portion of long-term debt.
(2)	Includes current portion of long-term compensation liability and is net of equity derivative contracts.

Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. The ratio of net debt to adjusted funds flow from operations is used by management to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding financing, capital spending and dividend levels.

Operating netback is calculated on a per boe basis as oil and gas sales, less royalties, operating and transportation expenses. Adjusted funds flow netback is equivalent to adjusted funds flow from operations netback. Adjusted funds flow from operations netback is calculated on a per boe basis as operating netback less net purchased products, realized derivative gains and losses, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items, excluding transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items. Cash flow netback is equivalent to adjusted funds flow from operations netback.  Operating netback and adjusted funds flow from operations netback are common metrics used in the oil and gas industry and are used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Netback calculations are shown in the Financial and Operating Highlights section in this press release.

Management believes the presentation of the Non-GAAP measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

All amounts in the news release are stated in Canadian dollars unless otherwise specified.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following: expected well cost savings of over 10 percent in 2020; production restoration from previously announced shut-in wells; direct emissions intensity reduction target of 30 percent by 2025; over 50% reduction methane emissions by 2025; priorities during the current commodity price cycle; expecting to generate additional excess cash flow during the second half of 2020; hedging; dividends; average per well capital costs to improve by over 10 percent by year-end 2020, compared to original 2020 budget; meeting or exceeding current annual average production guidance of 110,000 to 114,000 boe/d; development capital expenditures toward the lower end of the 2020 guidance range of $650 to $700 million; excess cash flow generation during the remainder of 2020, based on guidance at current strip prices, with additional downside protection through hedging activities; 2021 budget focuses; contributions to all stakeholders of a new board member; capital requirements to sustain production decreasing significantly due to the Company's cost initiatives in 2020, an expected moderation in its production decline rate and lower overall activity; allocation of excess cash flow prioritized to further net debt reduction; improved ability to generate excess cash flow in a low price environment; prioritizing additional balance sheet strength; and 2020 guidance.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material assumptions and risks discussed in the Company's Annual Information Form for the year ended December 31, 2019 under "Risk Factors", our Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Risk Factors" and "Forward-Looking Information" and for the quarter ended June 30, 2020 under "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies", "Risk Factors" and "Outlook". The material assumptions are disclosed in the Management's Discussion and Analysis for the year ended December 31, 2019, under the headings "Capital Expenditures", "Liquidity and Capital Resources", "Critical Accounting Estimates", "Risk Factors", "Changes in Accounting Policies", and "Outlook" and are disclosed in the Management's Discussion and Analysis for the quarter ended June 30, 2020 under the headings "Derivatives", "Liquidity and Capital Resources", "Changes in Accounting Policies" and "Outlook". The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:
Brad Borggard, Senior Vice President, Corporate Planning and Capital Markets, or
Shant Madian, Vice President, Investor Relations and Corporate Communications
Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070
Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1
www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content: http://www.newswire.ca/en/releases/archive/July2020/30/c7686.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 30-JUL-20